TSX-V: AVU FRANKFURT: 8AM

410 – 325 Howe Street, Vancouver, BC Canada V6C 1Z7	T: (604) 687-3520 F: (888) 889-4874

January 22, 2016	NR 01 - 2016

Avrupa to exhibit at VRIC and Mineral Exploration Roundup, Vancouver

Avrupa Minerals Ltd. (AVU:TSXV) is pleased to announce that we will participate at the upcoming Vancouver Resource Investment Conference on January 24-25, 2016.  Avrupa’s technical and financial management will be available at Booth #623 during the conference at the Vancouver Convention Centre West from 8:30am to 5:30pm.  In addition, Avrupa will provide a separate corporate presentation at Workshop 2 on Sunday afternoon, January 24th, at 2:00 pm PST.

At the AMEBC Mineral Exploration Roundup 2016, Avrupa will exhibit at the Core Shack on January 27-28, 2016.  The Company will display core from its Slivovo Gold Project, located in the Republic of Kosovo.  Project technical management will be present at the display for the duration of the exhibition held at the Vancouver Convention Centre East.

In order to advertise projects available for joint venture, Avrupa has added a new page to its website:  http://www.avrupaminerals.com/available_for_jv/.  The page contains links to information pertaining to projects in the Iberian Pyrite Belt and Ossa Morena Zone of southern Portugal.  The projects include Marateca, Mertola, and Santa Margarida for copper- and zinc-bearing massive sulfide targets and the Alvito IOCG target.

Avrupa Minerals Ltd. is a growth-oriented junior exploration and development company focused on discovery, using a prospect generator model, of valuable mineral deposits in politically stable and prospective regions of Europe, including Portugal, Kosovo, and Germany.

The Company currently holds nine exploration licenses in three European countries, including six in Portugal covering 3,821 km2, two in Kosovo covering 47 km2, and one in Germany covering 307 km2.  Avrupa operates three joint ventures in Portugal and Kosovo, including:

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The Alvalade JV, with Colt Resources, covering one license in the Iberian Pyrite Belt of southern Portugal, for Cu-rich massive sulfide deposits;

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The Covas JV, with Blackheath Resources, covering one license in northern Portugal, for intrusion-related W deposits; and

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The Slivovo JV, with Byrnecut International, covering one license in central Kosovo, for gold related to carbonate sediment-hosted deposits in the Vardar Mineral Trend.

Avrupa is currently upgrading precious and base metal targets to JV-ready status in a variety of districts on their other licenses, with the idea of attracting potential partners to project-specific and/or regional exploration programs.

For additional information, contact Avrupa Minerals Ltd. at 1-604-687-3520 or visit our website at www.avrupaminerals.com.

On behalf of the Board,

“Paul W. Kuhn”

Paul W. Kuhn, President & Director

This news release was prepared by Company management, who take full responsibility for its content.  Paul W. Kuhn, President and CEO of Avrupa Minerals, a Licensed Professional Geologist and a Registered Member of the Society of Mining Engineers, is a Qualified Person as defined by National Instrument 43-101 of the Canadian Securities Administrators.  He has reviewed the technical disclosure in this release.  Mr. Kuhn, the QP, has not only reviewed, but prepared and supervised the preparation or approval of the scientific and technical content in the news release.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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